Silver Standard Resources Inc.
Consolidated Balance Sheets
As at March 31, 2010

(expressed in thousands of United States dollars - unaudited)

		March 31	December 31
	Note	2010	2009
		$	$
Assets

Current assets
Cash and cash equivalents		102,995	26,659
Accounts receivable		8,515	6,238
Marketable securities	3b	24,862	17,863
Inventories	4	17,058	20,565
Prepaid expenses and deposits		2,601	2,013
Asset held for sale	5	-	1,859
		156,031	75,197

Restricted cash		1,940	1,934
Convertible debenture	3c	6,230	6,081
Value added tax recoverable		58,041	54,095
Mineral properties and property, plant, and equipment	5	615,210	612,618
		837,452	749,925
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		37,738	48,265
Accrued interest on convertible notes	6	501	2,076
Current portion of asset retirement obligations		351	341
		38,590	50,682

Asset retirement obligations		11,410	11,150
Taxes payable		3,370	3,370
Future income tax liability		32,029	36,798
Long-term convertible notes	6	112,553	110,739
		197,952	212,739

Non-controlling interest		496	496
		198,448	213,235
Shareholders' Equity

Share capital		647,294	538,700
Value assigned to stock options		42,323	40,417
Value assigned to convertible notes		37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive loss		(12,296)	(11,747)
Deficit		(76,210)	(68,573)

		639,004	536,690

		837,452	749,925

Commitments (note 3d)
Subsequent events (note 13)

Approved on behalf of the Board of Directors

“John R. Brodie” John R. Brodie, FCA (Chairman of the Audit Committee)	“Peter W. Tomsett” Peter W. Tomsett (Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Earnings (Loss)
For the three months ended March 31, 2010 and 2009

 (expressed in thousands of United States dollars, except per share amounts - unaudited)

			Three months ended March 31
	Note	2010	2009
		$	$

Revenue		11,531	-

Cost of sales		20,447	-
Depletion, depreciation and amortization		7,788	-

Loss from mine operations		(16,704)	-

General and administration		5,314	2,093
Stock-based compensation	7	2,027	1,914
Property examination and exploration		149	2
Reclamation and accretion		399	78

Loss from operations		(24,593)	(4,087)

Other income (expenses)
Investment income		310	330
Foreign exchange loss		(507)	(1,035)
Other income	11	15,275	1,249
Interest expense	6	(3,354)	-

		11,724	544

Loss before income taxes		(12,869)	(3,543)

Income tax recovery (expense):
Current income taxes		(840)	900
Future income taxes	3b	6,072	45
		5,232	945

Loss for the period		(7,637)	(2,598)

Weighted average shares outstanding (thousands)
Basic and diluted		75,051	64,715

Loss per common share
Basic and diluted loss per share		(0.10)	(0.04)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2010 and 2009

 (expressed in thousands of United States dollars - unaudited)

			Three months ended March 31
	Note	2010	2009
		$	$

Operating activities
Loss for the period		(7,637)	(2,598)
Items not affecting cash
Depletion, depreciation and amortization		7,862	42
Stock-based compensation		2,027	1,914
Asset retirement obligations		416	71
Gain on sale of investments and assets		(15,447)	-
Unrealized loss on held-for-trading financial
instruments		237	4
Accretion expense on convertible notes		1,813	-
Interest income on convertible debenture		(197)	(178)
Write-down of mineral properties		-	377
Future income tax recovery		(6,072)	(45)
Foreign exchange (gain) loss		(184)	672
Increase (decrease) in non-cash working capital items	10	984	(4,265)

Cash used in operating activities		(16,198)	(4,006)

Financing activities
Shares issued for cash		114,712	99,402
Share issue costs		(6,355)	(5,648)

Cash generated by financing activities		108,357	93,754

Investing activities
Mineral property costs		(4,860)	(4,766)
Property, plant and equipment		(16,381)	(44,802)
Increase in value added tax recoverable (net)		(3,946)	(4,470)
Proceeds from sale of marketable securities		2,437	-
Net proceeds from sale of mineral property		6,927	-

Cash used in investing activities		(15,823)	(54,038)

Increase in cash and cash equivalents		76,336	35,710

Cash and cash equivalents - Beginning of period		26,659	72,013

Cash and cash equivalents - End of period		102,995	107,723

Supplementary cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2010 and 2009

(expressed in thousands of United States dollars - unaudited)

		Three months ended March 31
	Note	2010	2009
		$	$

Loss for the period		(7,637)	(2,598)

Other comprehensive loss
Unrealized gain on marketable securities, net of tax	3b	679	218
Realized gain on sale of marketable securities, net of tax	3b	(2,017)	-
Foreign exchange gain (loss) on marketable securities		789	(309)

Other comprehensive loss for the period		(549)	(91)

Comprehensive loss for the period		(8,186)	(2,689)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the three months ended March 31, 2010

 (expressed in thousands of United States dollars - unaudited)

			Values	Values		Accumulated
	Common Shares		assigned	assigned to		other		Total
	Number of		to stock	convertible	Contributed	comprehensive		shareholders'
	shares	Amount	options	notes	Surplus	income (loss)	Deficit	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101

Issued for cash:
Public offering	5,826	99,037	-	-	-	-	-	99,037
Share issue costs	-	(5,648)	-	-	-	-	-	(5,648)
Exercise of options	28	365	-	-	-	-	-	365
Value assigned to options granted	-	-	1,937	-	-	-	-	1,937
Value of options exercised	-	139	(139)	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(91)	-	(91)
Loss for the period	-	-	-	-	-	-	(2,598)	(2,598)

Balance, March 31, 2009	68,609	483,548	38,300	37,383	510	(19,660)	(57,978)	482,103

Issued for cash:
Public offering	2,998	50,963	-	-	-	-	-	50,963
Share issue costs	-	(3,517)	-	-	-	-	-	(3,517)
Exercise of options	358	5,213	-	-	-	-	-	5,213
Value assigned to options granted	-	-	4,610	-	-	-	-	4,610
Value of options exercised	-	2,493	(2,493)	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	7,913	-	7,913
Loss for the period	-	-	-	-	-	-	(10,595)	(10,595)

Balance, December 31, 2009	71,965	538,700	40,417	37,383	510	(11,747)	(68,573)	536,690

Issued for cash:
Public offering	6,729	114,389	-	-	-	-	-	114,389
Share issue costs	-	(6,355)	-	-	-	-	-	(6,355)
Exercise of options	29	323	-	-	-	-	-	323
Value assigned to options granted	-	-	2,143	-	-	-	-	2,143
Value of options exercised	-	237	(237)	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(549)	-	(549)
Loss for the period	-	-	-	-	-	-	(7,637)	(7,637)

Balance, March 31, 2010	78,723	647,294	42,323	37,383	510	(12,296)	(76,210)	639,004

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a silver resource company that has assembled a portfolio of silver-dominant projects since 1994.  These projects are located in seven countries in the Americas and Australia.  With the Pirquitas Project entering production in December 2009, we are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our other principal projects and project pipeline.  These include San Luis, Pitarrilla, Diablillos, Snowfield, Brucejack and San Agustin projects.  In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.  Certain of our projects also contain significant gold resources.  Prior to the year ended December 31, 2009, we were a development stage company.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year.  We will periodically need to obtain additional financing (see note 7 – Shareholders’ Equity), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those properties, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements.  These statements do not contain all of the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements, including consolidating gain on sale of marketable securities and other investments, unrealized loss on financial instruments held-for-trading, gain on sale of mineral property and property, plant and equipment and write-down of mineral property as other income (expense) on the Consolidated Statement of Earnings (Loss) and allocating financing activities on the Consolidated Statements of Cash Flows between shares issued for cash and share issue costs.

 Changes in Accounting Policies

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” on a prospective basis.  The adoption of these standards did not have a material impact on our consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  The adoption of these amendments did not have a material impact on our consolidated financial statements.

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

Effective January 1, 2011, our primary basis of accounting will change to International Financial Reporting Standards.

3       FINANCIAL INSTRUMENTS

As at March 31, 2010, the carrying and fair values of our financial instruments by category are as follows:

						March 31, 2010
	Held for	Loans &	Available	Other financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	102,995	-	-	-	102,995	102,995
Accounts receivable	-	8,515	-	-	8,515	8,515
Marketable securities (note 3b)	-	-	24,862	-	24,862	24,862
Restricted cash	-	-	1,940	-	1,940	1,940
Convertible debenture (note 3c) (1)	251	5,979	-	-	6,230	6,836
	103,246	14,494	26,802	-	144,542	145,148

Financial liabilities
Accounts payable and accrued liabilities	-	-	-	37,738	37,738	37,738
Convertible notes (note 6) (2)	-	-	-	113,054	113,054	127,029
	-	-	-	150,792	150,792	164,767

(1) The fair value of our convertible debenture is estimated using the discounted cash flow method at market rates on the balance sheet date.  The fair value relates to both the debt and equity components of our convertible debenture.

(2) The fair value of our convertible notes is estimated using average market quoted prices provided by market makers in the over-the-countermarket on the balance sheet date.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3       FINANCIAL INSTRUMENTS (Cont’d)

(a)  Fair value hierarchy

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

	Fair Value at March 31, 2010
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Assets:
Cash and cash equivalents	102,995	102,995	-	-
Marketable securities	24,862	24,862	-	-
Trade receivables from provisional invoices	2,268	-	2,268	-
Restricted cash	1,940	1,940	-	-
Convertible debenture receivable	6,585	-	6,585	-
Derivatives	251	-	251	-
	138,901	129,797	9,104	-
Liabilities:
Long-term convertible notes	127,029	-	127,029	-
	127,029	-	127,029	-

(b)  Marketable Securities

At March 31, 2010, we held marketable securities designated as available-for-sale with total fair value of $24,862,000 (December 31, 2009 - $17,863,000) and total cost of $16,280,000 (December 31, 2009 - $7,732,000).  The mark-to-market gain (loss) recognized in Other Comprehensive Loss for these instruments is as follows:

	Three months ended March 31
	2010	2009
	$	$

Unrealized gain on marketable securities	799	263
Future tax recovery in OCI	(120)	(45)
	679	218

Realized gains included in net loss, net of tax - $357 (2009 - $nil)	(2,017)	-
	(1,338)	218

We did not hold any financial instruments designated as held-for-trading at March 31, 2010 or at December 31, 2009.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

(c)  Convertible debenture receivable

In July 2008, we received a C$10 million convertible debenture from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver Project.  In July 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.

At March 31, 2010, the carrying value of the debenture was $6,230,000 (December 31, 2009 - $6,081,000).  Of this amount, $5,979,000 (December 31, 2009 - $5,606,000) represents the carrying value of the note receivable component estimated using the discounted cash flow model method and $251,000 (December 31, 2009 - $475,000) represents the fair value of the conversion feature using the Black-Scholes method.

For the three months ended March 31, 2010, interest and accretion income of $292,000 (March 31, 2009 - $237,000) was recorded in earnings in relation to the note receivable component and an unrealized loss of $237,000 (March 31, 2009 - 4,000) was recorded in relation to adjusting the fair value of the conversion feature.

 (d)  Financial Risk Management

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.

During the three months ended March 31, 2010, we sold all of our concentrate production to one customer.  Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

Our maximum exposure to credit risk at March 31, 2010 is as follows:

	March 31	December 31
	2010	2009
	$	$

Cash and cash equivalents	102,995	26,659
Accounts receivable	8,515	6,238
Convertible debenture receivable	5,979	5,606
Value added tax recoverable	58,041	54,095
	175,530	92,598

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at March 31:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	37,738	-	-	-	37,738
Asset retirement obligations	341	2,486	2,404	19,135	24,366
Long-term convertible note repayments *	-	138,000	-	-	138,000
Interest on convertible notes *	3,105	15,525	-	-	18,630
Capital expenditure commitments	2,104	3,305	724	-	6,133
Minimum rental and lease payments	377	1,038	134	-	1,549
	43,665	160,354	3,262	19,135	226,416

* Convertible notes are due in 2028 but are expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

Market Risk

i) Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at March 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	March 31, 2010
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	5,326	6,230	-	(3,817)
Mexican peso	365	-	64	(570)
Argentinean peso	4,001	-	57,977	(12,430)
Australian dollar	146	-	-	(12)
Peruvian soles	1,747	-	-	(539)

	11,585	6,230	58,041	(17,368)

During the three months ended March 31, 2010, we recognized a foreign exchange loss of $507,000 (March 31, 2009 –$1,035,000).  Based on the above net exposures at March 31, 2010, a 10% change in the above currencies against the U.S. dollar would result in $5,846,000 change in our net earnings.

ii) Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at March 31, 2010, the weighted average interest rate of our cash equivalents investment was 0.07%.  With other variables unchanged, a 1% change in the interest rate would result in a $167,000 (March 31, 2009 - $253,000) change in our net earnings.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

iii)  Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

4	INVENTORIES

	March 31	December 31
	2010	2009
	$	$

Finished goods	2,806	6,141
Work in process	109	343
Stockpiled ore	8,907	8,967
Materials and supplies	5,236	5,114
	17,058	20,565

The amount of inventories recognized as an expense during the three months ended March 31, 2010 is $25,861,000 (March 31, 2009 - $nil) included in operating costs.  Total inventory impairment for the three months ended March 31, 2010 included in operating costs is $13,547,000 (March 31, 2009 - $nil) resulting from production costs being higher than the net realizable value of inventory during the continued ramp up in the quarter following the commencement of production at December 1, 2009.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5       MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	March 31, 2010			December 31, 2009
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral properties
Depletable producing properties	179,980	(2,343)	177,637	180,636	(618)	180,018
Non-depletable exploration properties	200,168	-	200,168	191,047	-	191,047
	380,148	(2,343)	377,805	371,683	(618)	371,065
Construction in progress
Pirquitas, Argentina	2,557	-	2,557	8,015	-	8,015

Property, plant and equipment
Building, mining equipment and machinery	253,273	(20,076)	233,197	247,214	(15,431)	231,783
Other	3,278	(1,627)	1,651	3,268	(1,513)	1,755
	256,551	(21,703)	234,848	250,482	(16,944)	233,538

	639,256	(24,046)	615,210	630,180	(17,562)	612,618

During the three months ended March 31, 2010, we recorded $4,759,000 (March 31, 2009 – $295,000) of depreciation on property, plant, and equipment, of which $74,000 (March 31, 2009 – $42,000) was charged to the Consolidated Statements of Earnings (Loss), $21,000 (March 31, 2009 – $253,000) was deferred as mineral property costs and $4,664,000 (March 31, 2009 – $nil) was allocated to inventory.  In addition, we recorded $1,725,000 (March 31, 2009 - $nil) of depletion on producing properties which was allocated to inventory.

At December 31, mineral property costs are as follows:

	March 31, 2010				December 31, 2009
	Acquisition	Exploration	Future tax	Total	Total
	costs	costs	effects
Exploration Projects	$	$	$	$	$

Diablillos, Argentina	4,516	12,275	-	16,791	16,532
Bowdens, Australia	8,902	7,487	3,619	20,008	19,840
Snowfield, Canada	102	18,879	-	18,981	18,062
BruceJack, Canada	2,146	1,186	-	3,332	2,979
Sunrise Lake, Canada	1,008	64	-	1,072	1,072
Challacollo, Chile	2,659	4,475	490	7,624	7,049
Pitarrilla, Mexico	10,981	51,168	2,958	65,107	62,739
San Marcial, Mexico	1,020	464	124	1,608	1,608
Veta Colorada, Mexico	3,689	1,069	283	5,041	4,690
Berenguela, Peru	10,594	3,421	7,336	21,351	21,109
San Luis, Peru	457	22,764	2,733	25,954	22,090
Candelaria, United States	2,434	3,326	348	6,108	6,061
Maverick Springs, United States	565	1,980	41	2,586	2,581
Other exploration projects	1,176	3,286	143	4,605	4,635
	50,249	131,844	18,075	200,168	191,047

Exploration Project Held for Sale

Silvertip, Canada	-	-	-	-	1,859

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5       MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

In February 2010, we completed the sale of our 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, including 1,200,000 common shares of Silvercorp with a fair value of $7,832,000.  The sale resulted in an after-tax gain of $13,073,000.

During the three months ended March 31, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse.  As a result, a $377,000 write-down of mineral properties was recorded to net loss for the period.

6       LONG-TERM CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”).  The face value of the Notes was allocated between debt and equity components at initial recognition for accounting purposes.  The fair value of the debt portion of $99,144,000 was estimated using a discounted cash flow model method.  The fair value of the equity component of $38,856,000 was estimated using the residual value method.

At March 31, 2010, the carrying value of accrued interest related to the Notes was $501,000 (December 31, 2009 - $2,076,000) and the long-term portion was $112,553,000 (December 31, 2009 - $110,739,000).  During the three months ended March 31, 2010, accretion expense and interest expense related to the convertible notes was $1,818,000 (March 31, 2009 - $1,531,000) and $1,536,000 (March 31, 2009 - $1,644,000), respectively.  Of this amount, interest and accretion expense of $3,354,000 (March 31, 2009 – $nil) was recognized as expense and $nil (March 31, 2009 – $3,175,000) was capitalized to construction in progress.

7       SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At March 31, 2010, we had unlimited authorized common shares and 78,723,229 common shares issued and outstanding (December 31, 2009 – 71,964,708).

During the three months ended March 31, 2010, we closed a public share offerings of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and estimated offering expenses of $6,355,000, net proceeds were $108,034,000.

During the three months ended March 31, 2009, we closed a public share offerings of 5,826,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $99,037,000. After deducting underwriting fees and estimated offering expenses of $5,648,000, net proceeds were $93,389,000.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7       SHAREHOLDERS’ EQUITY (Cont’d)

(b)	Stock Options

At March 31, 2010, the total number of options outstanding was 5,231,184 with exercise prices ranging from C$10.50 to C$40.62 with weighted average remaining lives of 3.8 years.  This represents 7.3% of issued and outstanding capital.

No options were granted during the three months ended March 31, 2010 and 2009.

The allocation of stock based compensation was as follow:

		Three Months Ended March 31
	2010	2009
	$	$
Consolidated Balance Sheets
Mineral property costs	116	23

Consolidated Statements of Earnings (Loss)
Stock based compensation - Employee salaries and benefits	1,926	1,600
Stock based compensation - General and administration	101	314

	2,027	1,914
Total stock based compensation	2,143	1,937

8       RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2010, we recorded administrative, technical services and expense reimbursements of $19,000 (March 31, 2009 - $197,000) from companies related by common directors or officers.  At March 31, 2010, accounts receivable include $2,000 (December 31, 2009 - $35,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

9       CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:
•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved and monitored by the Board of Directors.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9       CAPITAL RISK MANAGEMENT (Cont’d)

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of assets (note 5).  We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

10	SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes the changes in operating working capital items, non-cash investing activities and interest and taxes paid during the three months ended March 31, 2010 and 2009:

Increase (decrease) in non-cash working	Three months ended March 31
capital items	2010	2009
	$	$

Accounts receivable	(2,277)	21
Prepaid expenses and deposits	(588)	81
Inventory	2,106	(1,273)
Accounts payable, accrued liabilities and current portion of asset retirement obligation	3,318	(655)
Accrued interest on convertible debt	(1,575)	(1,539)
Current portion of taxes payable	-	(900)
	984	(4,265)

Non-cash investing activities
Shares received for sale of mineral property	7,832	-

Interest and taxes paid
Interest paid	3,105	3,079

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	OTHER INCOME (EXPENSE)

			Three months ended March 31
	Note	2010	2009
		$	$

Gain on sale of marketable securities and
other investments	3b	2,374	1,630
Unrealized loss on financial instruments
held-for-trading	3c	(237)	(4)
Gain on sale of mineral property and property,
plant and equipment	5	13,138	-
Write down of mineral property	5	-	(377)
		15,275	1,249

12     SEGMENTED FINANCIAL INFORMATION

All of our operations are within the mining industry and our major product is silver concentrate.  Our activities include the exploration and development of silver-dominant mineral properties located in seven countries and the production of silver concentrate at the Pirquitas mine in Argentina.  The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer on a regular basis.  Our exploration activities have been aggregated and reported as a non-operating segment as a result of meeting certain quantitative guidelines.  At March 31, 2010 our exploration properties were considered a reportable segment as total assets exceeded 10% of our total consolidated assets.

Our reportable segments for the three months ended March 31, 2010 are as follows:

		Pirquitas Mine	Exploration and Development Properties	Corporate and Other	Total
		$	$	$	$

Revenue from external customers	(a)	11,531	-	-	11,531
Cost of sales	(b)	(27,059)	-	(1,176)	(28,235)
General and administration		(40)	-	(5,274)	(5,314)
Other	(c)	(1,164)	(141)	10,454	9,149
Loss before income taxes		(16,732)	(141)	4,004	(12,869)
Income tax recovery (expense)		5,468	-	(236)	5,232
Net loss		(11,264)	(141)	3,768	(7,637)

(a) All revenues are attributed to sales in Argentina.
(b) Cost of sales includes depreciation, depletion and amortization.
(c) Other includes stock-based compensation, property examination and exploration, reclamation and accretion, depreciation and other income (expenses).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	SEGMENTED FINANCIAL INFORMATION (Cont’d)

Substantially all of our earnings or losses for the three months ended March 31, 2009 were incurred in Canada.  During the three months ended March 31, 2010, 100% of our silver concentrate production was sold to one customer (note 3(d)).

Segmented assets by geographic location are as follows:

		March 31, 2010		December 31, 2009
	Mineral property costs and property, plant and equipment	Total assets	Mineral property costs and property, plant and equipment	Total assets
	$	$	$	$

Argentina	430,607	514,647	436,789	518,493
Australia	20,221	20,373	20,054	20,191
Canada	24,292	157,994	23,084	76,111
Chile	7,979	7,996	7,868	7,875
Mexico	75,735	77,034	72,598	73,832
Peru	47,683	50,441	43,584	44,498
United States	8,693	8,967	8,641	8,925
	615,210	837,452	612,618	749,925